NO ACT

PE 2-17-11



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005953

March 18, 2011

Brett Cooper
The Orrick Building
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105-2669


Received SEC
MAR 18 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-18-11

Re: The Gap, Inc.
Incoming letter dated February 17, 2011

Dear Mr. Cooper:

This is in response to your letter dated February 17, 2011 concerning the shareholder proposal submitted to The Gap by Stephen M. Jaeger and Yasodha Natkunam. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Stephen M. Jaeger
Yasodha Natkunam

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gap, Inc.
Incoming letter dated February 17, 2011

The proposal relates to trade partnerships.

There appears to be some basis for your view that The Gap may exclude the proposal under rule 14a-8(e) because The Gap received it after the 120-day deadline for submitting proposals in rue 14a-8(e). Accordingly, we will not recommend enforcement action to the Commission if The Gap omits the proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

February 17, 2011

Brett Cooper
(415) 773-5918
bcooper@orrick.com

Via e-mail: shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal submitted by Stephen M. Jaeger and Yasodha Natkunam on February 1, 2011 (the "Proposal") from the proxy statement, form of proxy and other proxy materials for its 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials"). A copy of the Proposal is attached hereto as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2011 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Jaeger and Ms. Natkunam.

The Proposal May Be Excluded Under Rule 14a-8(e) Because the Proposal was Submitted after the Deadline for Submitting Stockholder Proposals

Rule 14a-8(e) establishes the deadline for submitting stockholder proposals for inclusion in the proxy mailing for a regularly scheduled annual meeting as "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The proxy statement for the Company's 2010 Annual Meeting of Stockholders was released to stockholders on April 6, 2010. Accordingly, the deadline for submitting stockholder proposals for inclusion in the 2011 Proxy Materials was determined to be December 7, 2010, and that date was specified in the proxy statement for the Company's 2010 Annual Meeting. The Company's 2011 Annual Meeting of Stockholders is scheduled to be held on May 17, 2011. Thus, because the Proposal was not submitted until February 1, 2011, we



ORRICK

believe that the Proposal may be omitted from the Company's 2011 Proxy Materials pursuant to Rule 14a-8(e).

In addition to the foregoing, we believe there are other procedural and substantive bases for excluding the Proposal from the 2011 Proxy Materials.

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Company's 2011 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If I can be of any further assistance in this matter, please do not hesitate to call me at (415) 773-5918. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by email at bcooper@orrick.com or fax at (415) 773-5759 when it is available.

Thank you for your consideration of this matter.

Very truly yours,

Brett Cooper

Enclosures

cc: Stephen M. Jaeger
Yasodha Natkunam
Michelle Banks

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

February 1st 2011

Michelle Banks
General Counsel, Corporate Secretary and Chief Compliance Officer
Gap Inc
Two Folsom Street
San Francisco, California 94105

Dear Ms. Banks:

We are investors in Gap Inc through the JAEGER-NATKUNAM FAMILY TRUST (UAD 02/20/2003). We own 125 shares. We wish to put forward the enclosed shareholder proposal for your consideration.

Thank you.

Sincerely,



Stephen M Jaeger, PE



Yasodha Natkunam, MD, PhD

Ending Trade Partnerships with Sri Lanka
Shareholder Proposal for GAP Inc

WHEREAS;
Gap Inc makes smart investment decisions every day based on financial and legal considerations, we wish to strongly urge the Board that trade with Sri Lanka (SL) be re-examined given the grave human rights record of that country.

In 2009, the long-standing civil war between the government of SL and the minority Tamils was brutally ended. The government's air and artillery attacks, often aimed at civilian targets, led to the deaths of 40,000 and internal displacement of 700,000 Tamil civilians. A further 300,000 who fled the war zone were interned in military camps and subjected to torture, rape and extrajudicial executions, in direct violation of International Humanitarian Law. The US and British governments have joined Amnesty International in calling for a war crimes investigation in SL. The European Union has suspended its generalized systems of preference (GSP+) to SL, due to its appalling human rights record. The US GSP status to SL is currently under reconsideration.

We are concerned that a reputable company such as Gap Inc, which is one of the largest garment manufacturers in SL, will appear to endorse the crimes perpetrated by the government of SL, if it continues its trade with that country. We believe that this claim is not merely theoretical since GAP Inc is providing the government of SL with the foreign exchange that keeps its military viable. Young consumers of Gap fashions recoil at the thought of aiding and abetting war crimes when they could easily shop at stores with no such connections.

We believe that negative publicity resulting from national press reports and widespread consumer protests that are being held frequently in major US cities, UK, Australia, Canada, Malaysia and India, targeting Gap Inc stores, can damage the company's reputation, hurt employee morale, and increase its cost to acquire and retain customers, all of which can negatively impact GAP Inc's shareholders.

We believe that shareholders do not want to be connected to human rights violations, but through their investments in Gap Inc securities, they may inadvertently be funding such atrocities in SL. In fact, the lack of a policy by Gap Inc to prevent or curtail capital investments in SL, may be seen as an egregious oversight by conscious consumers and investors.

In the face of human rights concerns, we believe that investors share responsibility to act individually and collectively. We see no compelling reason to invest in companies that fund human rights violations, particularly since SL has failed to address human rights issues despite continued calls by international human rights groups. We believe there are ample alternatives for GAP Inc to temporarily move its manufacturing base to other cost-effective regions that pose no such threat.

RESOLVED:
Shareholders request that the Board institute phased procedures for GAP Inc to end trade partnerships with SL, until the government of SL ceases human rights violations.

DISCUSSION:
In addition to preventing investments in SL, the proposal calls for corrective actions to address existing investments in other countries that violate human rights.

Pages 6 through 11 redacted for the following reasons:
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*** FISMA & OMB Memorandum M-07-16 ***